UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

Resignation of Independent Director and Appointment of New Independent Director

Effective March 31, 2026, the board of directors of Skyline Builders Group Holding Ltd (the “Company”) appointed Mr. Vuk Jeremic as an independent director. Biographical information for the newly appointed independent director is set forth below.

Vuk Jeremić is the President of the Center for International Relations and Sustainable Development (CIRSD), a global public policy think tank, and the Editor-in-Chief of the quarterly magazine Horizons – Journal of International Relations and Sustainable Development. He is a Professor of Practice in International Governance and Diplomacy at the Sciences Po Paris School of International Affairs.

Mr. Jeremić is a Senior Advisor to Eurasia Group, world’s leading geopolitical risk analysis firm, providing insights and advice to top international corporations, financial institutions, and governments worldwide. From 2017 to 2024, Mr. Jeremić served as Senior Advisor to Partners Group, leading global private equity firm based in Switzerland, with USD 147 billion in assets under management.

In June 2012, Mr. Jeremić was directly elected by the majority of world’s nations to be the President of the 67th session of the UN General Assembly, in the first contested vote since the end of the Cold War. During his term in office he played a leading role in steering the UN towards the establishment of the Sustainable Development Goals (SDGs). Mr. Jeremić served as Serbia’s Minister of Foreign Affairs from 2007 to 2012. In 2007, he chaired the Council of Europe’s Committee of Ministers.

Mr. Jeremić holds a bachelor’s degree in Theoretical and Experimental Physics from Cambridge University and a master’s degree in Public Administration/International Development from Harvard University’s John F. Kennedy School of Government.

We believe Mr. Vuk Jeremić is qualified to serve as an independent director because of his extensive experience in executive leadership, operating in challenging geopolitical circumstances.

Effective March 31, 2026, the board of directors of the Company received and accepted the resignation of Mr. Jacob Rowe from his position as independent director of the board of the Company. Mr. Jacob Rowe resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: April 6, 2026	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

2